

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Sam Ash
Chief Executive Officer
Bunker Hill Mining Corp.
82 Richmond Street East
Toronto, ON M5C 1P1
Canada

      Re: Bunker Hill Mining Corp.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed January 4, 2022
          File No. 333-261259

Dear Mr. Ash:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Executive Compensation, page 45

1.   Please update your executive compensation information for the most recently completed fiscal year ended December 31, 2021.

Exhibits

2.   Please refile Exhibits 23.3 and 23.5 to include currently dated consents.

Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joseph P. Galda